Western Silver Corporation
(a development stage company)

Consolidated Financial Statements
December 31, 2005
(unaudited)

Western Silver Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	December 31,	September 30,
	2005	2005
	$	$

Assets

Current assets
Cash and cash equivalents	55,823,147	60,513,188
Accounts receivable and prepaid expenses	1,061,097	1,093,748

	56,884,244	61,606,936

Long-term investment	267,092	267,092

Property, plant, and equipment - net of accumulated amortization
of $24,616 (September 30, 2005 - $17,313)	109,327	116,630

Mineral properties (note 2)	61,694,461	56,968,576

	118,955,124	118,959,234

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,870,184	2,924,940

Shareholders’ equity

Capital stock (note 3)	143,962,889	143,273,203

Contributed surplus (note 3)	6,282,367	5,805,078

Deficit	(34,160,316)	(33,043,987)

	116,084,940	116,034,294

	118,955,124	118,959,234

Basis of presentation (note 1)

Approved by the Board of Directors

"Robert J. Gayton"	Director	"Klaus Zeitler"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Loss and Deficit (unaudited)

(expressed in Canadian dollars)

Three months ended December 31,	2005	2004
	$	$

General exploration expenditures	238,684	85,167

Administrative expenses
Accounting and legal	82,831	64,771
Consulting	69,577	268,535
Filing and transfer fees	66,938	25,972
Foreign exchange	(18,414)	33,053
Office and administration	891,505	325,398
Promotion and travel	204,238	115,070

	1,296,675	832,799

Loss before interest income	(1,535,359)	(917,966)

Interest income	419,030	105,210

Loss for the period	(1,116,329)	(812,756)

Deficit - Beginning of period	(33,043,987)	(26,883,721)

Deficit - End of period	(34,160,316)	(27,696,477)

Basic and diluted loss per common share	(0.02)	(0.02)

Weighted average number of common shares outstanding	48,499,755	41,967,304

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

Three months ended December 31,	2005	2004
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(1,116,329)	(812,756)

Items not affecting cash
Amortization	7,303	2,466
Stock-based compensation	266,944	366,624
	274,247	369,090

Change in non-cash working capital items
Decrease in accounts receivable and prepaid expenses	32,651	319,834
Increase in accounts payable and accrued liabilities relating to
operations	199,935	556,593
	232,586	876,427

	(609,496)	432,761

FINANCING ACTIVITIES
Shares issued for cash - net of issue costs	648,720	62,664,943

INVESTING ACTIVITIES
Mineral property expenditures	(4,688,777)	(2,970,248)
Decrease in accounts payable relating to property, plant and equipment	(40,488)	-

	(4,729,265)	(2,970,248)

Increase (decrease) in cash and cash equivalents	(4,690,041)	60,127,456

Cash and cash equivalents - Beginning of period	60,513,188	13,528,534

Cash and cash equivalents – End of period	55,823,147	73,655,990

Supplemental cash flow information

Decrease in accounts payable relating to mineral properties	(214,203)	(610,889)
Stock-based compensation capitalized to mineral properties	251,311	-

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Common shares
					Total
	Number of		Cumulative	Contributed	shareholders’
	shares	Amount	deficit	surplus	equity
		$	$	$	$

Balance - September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

Issue of shares
Private placements	6,325,000	60,414,626	-	-	60,414,626
Exercise of warrants	120,000	693,600	-	-	693,600
Exercise of stock options	612,000	2,215,420	-	-	2,215,420
Stock-based compensation	-	-	-	2,651,654	2,651,654
Transfer of value on exercise
of stock options and warrants	-	700,059	-	(700,059)	-
Loss for the year	-	-	(6,160,266)	-	(6,160,266)

Balance – September 30, 2005	48,298,581	143,273,203	(33,043,987)	5,805,078	116,034,294

Exercise of stock options	287,000	648,720	-	-	648,720
Stock-based compensation	-	-	-	518,255	518,255
Transfer of value on exercise
of stock options	-	40,966	-	(40,966)	-
Loss for the period	-	-	(1,116,329)	-	(1,116,329)

Balance – December 31, 2005	48,585,581	143,962,889	(34,160,316)	6,282,367	116,084,940

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

1      Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of Western Silver Corporation (the Company).

These consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company.

2      Mineral properties

		Costs	Disposition/		Costs
	Total costs to	incurred	write-offs	Total costs to	incurred	Total costs to
	September 30,	during	during	September 30,	during	December 31,
	2004	2005	2005	2005	the period	2005
	$	$	$	$	$	$

Mexico
Faja de Plata
Peñasquito
Acquisition	14,113,978	592,100	-	14,706,078	406,680	15,112,758
Exploration	12,670,976	9,975,647	-	22,646,623	2,074,933	24,721,556
Feasibility
studies	1,569,580	4,690,852	-	6,260,432	662,280	6,922,712
Development	-	-	-	-	1,435,817	1,435,817

	28,354,534	15,258,599	-	43,613,133	4,579,710	48,192,843

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,275	-	-	2,424,275	-	2,424,275
San Nicolas	4,510,825	181,922	-	4,692,747	15,199	4,707,946
Tamara	1,849,259	-	(1,849,259)	-	-	-

	10,674,031	181,922	(1,849,259)	9,006,694	15,199	9,021,893

Almoloya
Acquisition	82,726	53,431	-	136,157	30,859	167,016
Exploration	42,152	14,346	-	56,498	-	56,498

	124,878	67,777	-	192,655	30,859	223,514

Bacanora
Acquisition	10,659	6,432	-	17,091	-	17,091
Exploration	30,627	8,376	-	39,003	117	39,120

	41,286	14,808	-	56,094	117	56,211

Canada
Carmacks
Acquisition	4,000,000	100,000	-	4,100,000	100,000	4,200,000

	43,194,729	15,623,106	(1,849,259)	56,968,576	4,725,885	61,694,461

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

3	Capital stock

Authorized - Unlimited common shares without par value

Issued

	Number
	of shares	Amount
		$

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,414,626
Pursuant to the exercise of warrants	120,000	693,600
Pursuant to the exercise of stock options	612,000	2,215,420
Transfer of value on exercise of stock options and warrants	-	700,059

Balance at September 30, 2005	48,298,581	143,273,203

Pursuant to the exercise of stock options	287,000	648,720
Transfer of value on exercise of stock options	-	40,966

Balance at December 31, 2005	48,585,581	143,962,889

During the three months ended December 31, 2005, the Company received $648,720 from the exercise of 287,000 stock options at exercise prices ranging from $1.00 to $9.54.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

a)	Stock options

Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan (Rolling Plan). All previously existing plans and stock options were incorporated into the Rolling Plan. At any point in time, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be not less than the market value of the common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. As at December 31, 2005, the Company can issue an additional 2,184,558 stock options.

A summary of the Company’s options outstanding at December 31, 2005 and September 30, 2005 and the changes for the periods then ended, is presented below:

		Weighted		Weighted
		average		average
	December 31,	exercise	September 30,	exercise
	2005	price	2005	price

Balance outstanding -
Beginning of period	2,961,000	6.07	2,713,000	4.19
Granted	-	-	860,000	10.25
Exercised	(287,000)	2.26	(612,000)	3.62

Balance outstanding – End
of period	2,674,000	6.48	2,961,000	6.07

Stock options outstanding at December 31, 2005 are as follows:

	Options	Weighted
Exercise	outstanding at	average	Average remaining
price	December 31,	exercise price	contractual life
	$2005	$	(years)

1.00 - 1.50	893,500	1.28	1.16
2.00	75,000	2.00	0.81
3.28	8,500	3.28	1.94
6.00 – 7.30	280,000	6.70	3.04
9.54 – 10.25	1,417,000	9.97	3.94

	2,674,000	6.48	2.82

Of the total stock options granted and outstanding, 2,100,667 were vested at December 31, 2005. The exercise price of vested stock options ranges from $1.00 – $10.25.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation (CICA 3870). These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation. The value of stock-based compensation awards is determined by using the Black-Scholes option pricing model.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The most recent valuation of stock options to calculate stock-based compensation occurred in August 2005. It was based on the following assumptions:

Average risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	65%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and/or vested during the year.

4	Change in accounting policy

Effective October 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of this guideline had no impact on the Company’s financial results.

5	Contract commitments

On May 4, 2005, the Company entered into an agreement to sublease office space. The agreement expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $1,003,482, of which $261,778 is due during in the next 12 months. The remaining $741,704 is due between January 1, 2007 and October 29, 2009.

Western Silver Corporation
Notes to the Consolidated Financial Statements (unaudited)

(expressed in Canadian dollars)

6	Segmented information

The Company operates in one reportable operating segment - the acquisition, exploration and development of resource properties.

Interest income is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographic breakdown of mineral properties is shown in note 2.

All other non-current assets are held in Canada.

7	Legal matters

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against the Company and Major Drilling Group International Inc. (Major). The writ was filed by one of the Company’s consultants with respect to an accident that occurred during the Company’s exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount has been set out and the writ has not been served on the Company.